Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONTINUING CONNECTED TRANSACTIONS

The Board announces that, on the Board meeting held on 22 December 2015, it was resolved that China Life Wealth Management, an indirect non-wholly owned subsidiary of the Company, will enter into the Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLO Framework Agreement and the CLI Framework Agreement with the Company, CLIC, CLP&C, CLO and CLI, respectively, pursuant to which, each of the Company, CLIC, CLP&C, CLO and CLI will, in its ordinary and usual course of business, enter into certain transactions with China Life Wealth Management, mainly including the asset management services and the sale agency services for asset management products. The parties will enter into the Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLO Framework Agreement and the CLI Framework Agreement by the end of December 2015.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. China Life Wealth Management, directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary, is a subsidiary of AMC and also a connected subsidiary of the Company. As such, the Company Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the annual caps of the Company Transactions are more than 0.1% but less than 5%, the Company Transactions are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As CLIC holds 60% equity interest in CLP&C and also holds the entire equity interests in CLO and CLI, each of CLP&C, CLO and CLI is an associate of CLIC and is therefore a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 0.1% but less than 5%, the CLIC Group Transactions are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that, on the Board meeting held on 22 December 2015, it was resolved that China Life Wealth Management, an indirect non-wholly owned subsidiary of the Company, will enter into the Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLO Framework Agreement and the CLI Framework Agreement with the Company, CLIC, CLP&C, CLO and CLI, respectively, pursuant to which, each of the Company, CLIC, CLP&C, CLO and CLI will, in its ordinary and usual course of business, enter into certain transactions with China Life Wealth Management, mainly including the asset management services and the sale agency services for asset management products. The parties will enter into the Company Framework Agreement, the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLO Framework Agreement and the CLI Framework Agreement by the end of December 2015.

COMPANY FRAMEWORK AGREEMENT

Parties

•	The Company

•	China Life Wealth Management

Scope of Transactions

Under the Company Framework Agreement, the Company and China Life Wealth Management will enter into certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of the Company, the Company will subscribe for the asset management products, in respect of which China Life Wealth Management acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by the Company in its capacity as the subscriber, and China Life Wealth Management will charge the Company a management fee for serving as the product manager.

(b)	sale agency services for asset management products: China Life Wealth Management will entrust the Company to act as its agent to sell the asset management products managed by it on normal commercial terms, or receive services in connection with the sale agency from the Company, and pay to the Company the fees directly or indirectly incurred for the sale agency services as permitted by laws and regulations, including the sales commission fee, handling fee, client maintenance fee and intermediary fee.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by China Life Wealth Management or its asset management products from the Company, and other daily transactions between the parties as permitted by laws and regulations, such as mutual provision of services, leasing of assets and provision of information system services.

Pricing and Payment

Pricing of the transactions under the Company Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: unless otherwise agreed by the parties, the rate of management fee applicable to active business shall range from 0.1% to 1.5%, whereas the rate of management fee applicable to channel business shall range from 0.02% to 0.2%. The specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment and management method, and shall be stipulated in the specific contract to be entered into between the parties in respect of the particular asset management product.

(b)	sale agency services for asset management products: China Life Wealth Management shall pay to the Company the fees in connection with the sale agency services, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, at such rate and through such payment method as stipulated in the sale agreement, intermediary agreement or the relevant cooperation agreement in respect of the particular asset management product.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

The Company Framework Agreement shall take effect upon signing by the parties and end on 31 December 2017. During the term of the Company Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the Company Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the Company Framework Agreement for the three years ending 31 December 2017 will be as follows:

RMB in million

	For the year ending 31 December 2015	For the year ending 31 December 2016	For the year ending 31 December 2017

Management fee payable by the Company for the asset management services	55	180	240
Fees in connection with the sale agency services payable by China Life Wealth Management, including the sales commission fee, client maintenance fee, handling fee and intermediary fee	25	50	100
Fees for other daily transactions	25	50	100

Total (Note)	105	280	440

Note:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year as set out above.

In determining the above annual caps, the parties have taken into account factors such as the size of asset management products expected to be purchased by the Company and the rate of management fee in relation thereto, the estimated sales volume of asset management products and the rate of transaction fee in relation thereto, and the estimated demand for asset management products and other daily transactions, as well as the expected business growth during the term of the Company Framework Agreement.

CLIC FRAMEWORK AGREEMENT

Parties

•	CLIC

•	China Life Wealth Management

Scope of Transactions

Subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLIC, CLIC will subscribe for the asset management products, in respect of which China Life Wealth Management acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by CLIC in its capacity as the subscriber, and China Life Wealth Management will charge CLIC a management fee for serving as the product manager.

Pricing and Payment

The price of the transactions under the CLIC Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. The rate of management fee applicable to active business shall range from 0.1% to 1.5%, whereas the rate of management fee applicable to channel business shall range from 0.02% to 0.2%. The specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment and management method, and shall be stipulated in the specific contract to be entered into between the parties in respect of the particular asset management product.

Term

The CLIC Framework Agreement shall take effect upon signing by the parties and end on 31 December 2017. During the term of the CLIC Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLIC Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the CLIC Framework Agreement for the three years ending 31 December 2017 will be as follows:

RMB in million

	For the year ending 31 December 2015	For the year ending 31 December 2016	For the year ending 31 December 2017

Management fee payable by CLIC for the asset management services	40	70	80

In determining the above annual caps, the parties have taken into account factors such as the size of asset management products expected to be purchased by CLIC and the rate of management fee in relation thereto, and the estimated demand for asset management products, as well as the expected business growth during the term of the CLIC Framework Agreement.

CLP&C FRAMEWORK AGREEMENT

Parties

•	CLP&C

•	China Life Wealth Management

Scope of Transactions

Under the CLP&C Framework Agreement, CLP&C and China Life Wealth Management will enter into certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLP&C, CLP&C will subscribe for the asset management products, in respect of which China Life Wealth Management acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by CLP&C in its capacity as the subscriber, and China Life Wealth Management will charge CLP&C a management fee for serving as the product manager.

(b)	sale agency services for asset management products: after CLP&C obtains the relevant qualification as a sale agent, China Life Wealth Management will entrust CLP&C to act as its agent to sell the asset management products managed by it, or receive services in connection with the sale agency from CLP&C, and pay to CLP&C the fees directly or indirectly incurred for the sale agency services as permitted by laws and regulations, including the sales commission fee, handling fee, client maintenance fee and intermediary fee.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, purchase of insurance products by China Life Wealth Management or its asset management products from CLP&C, and other daily transactions between the parties as permitted by laws and regulations, such as mutual provision of services, leasing of assets and provision of information system services.

Pricing and Payment

Pricing of the transactions under the CLP&C Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: unless otherwise agreed by the parties, the rate of management fee applicable to active business shall range from 0.1% to 1.5%, whereas the rate of management fee applicable to channel business shall range from 0.02% to 0.2%. The specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment and management method, and shall be stipulated in the specific contract to be entered into between the parties in respect of the particular asset management product.

(b)	sale agency services for asset management products: China Life Wealth Management shall pay to CLP&C the fees in connection with the sale agency services, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, at such rate and through such payment method as stipulated in the sale agreement, intermediary agreement or the relevant cooperation agreement in respect of the particular asset management product.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

The CLP&C Framework Agreement shall take effect upon signing by the parties and end on 31 December 2017. During the term of the CLP&C Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLP&C Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the CLP&C Framework Agreement for the three years ending 31 December 2017 will be as follows:

RMB in million

	For the year ending 31 December 2015	For the year ending 31 December 2016	For the year ending 31 December 2017

Management fee payable by CLP&C for the asset management services	5	180	300
Fees in connection with the sale agency services payable by China Life Wealth Management, including the sales commission fee, client maintenance fee, handling fee and intermediary fee	2	150	200
Fees for other daily transactions	5	50	50

Total (Note)	12	380	550

Note:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year as set out above.

In determining the above annual caps, the parties have taken into account factors such as the size of asset management products expected to be purchased by CLP&C and the rate of management fee in relation thereto, the estimated sales volume of asset management products and the rate of transaction fee in relation thereto, and the estimated demand for asset management products and other daily transactions, as well as the expected business growth during the term of the CLP&C Framework Agreement.

CLO FRAMEWORK AGREEMENT

Parties

•	CLO

•	China Life Wealth Management

Scope of Transactions

Under the CLO Framework Agreement, CLO and China Life Wealth Management will enter into certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLO, CLO will subscribe for the asset management products, in respect of which China Life Wealth Management acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by CLO in its capacity as the subscriber, and China Life Wealth Management will charge CLO a management fee for serving as the product manager.

(b)	sale agency services for asset management products: China Life Wealth Management will entrust CLO to act as its agent to sell the asset management products managed by it on normal commercial terms, or receive services in connection with the sale agency from CLO, and pay to CLO the fees directly or indirectly incurred for the sale agency services as permitted by laws and regulations, including the sales commission fee, handling fee, client maintenance fee and intermediary fee.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, mutual provision of services, leasing of assets and provision of information system services.

Pricing and Payment

Pricing of the transactions under the CLO Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment and management method, and shall be stipulated in the specific contract to be entered into between the parties in respect of the particular asset management product.

(b)	sale agency services for asset management products: China Life Wealth Management shall pay to CLO the fees in connection with the sale agency services, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, at such rate and through such payment method as stipulated in the sale agreement, intermediary agreement or the relevant cooperation agreement in respect of the particular asset management product.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

The CLO Framework Agreement shall take effect upon signing by the parties and end on 31 December 2017. During the term of the CLO Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLO Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the CLO Framework Agreement for the three years ending 31 December 2017 will be as follows:

RMB in million

	For the year ending 31 December 2015	For the year ending 31 December 2016	For the year ending 31 December 2017

Management fee payable by CLO for the asset management services	10	30	50
Fees in connection with the sale agency services payable by China Life Wealth Management, including the sales commission fee, client maintenance fee, handling fee and intermediary fee	5	5	10
Fees for other daily transactions	5	5	10

Total (Note)	20	40	70

Note:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year as set out above.

In determining the above annual caps, the parties have taken into account factors such as the size of asset management products expected to be purchased by CLO and the rate of management fee in relation thereto, the estimated sales volume of asset management products and the rate of transaction fee in relation thereto, and the estimated demand for asset management products and other daily transactions, as well as the expected business growth during the term of the CLO Framework Agreement.

CLI FRAMEWORK AGREEMENT

Parties

•	CLI

•	China Life Wealth Management

Scope of Transactions

Under the CLI Framework Agreement, CLI and China Life Wealth Management will enter into certain daily transactions, including:

(a)	asset management services: subject to compliance with the PRC laws and regulations and the requirements of the relevant regulatory authorities, and on the basis that both investment returns and risks meet the requirements of CLI, CLI will subscribe for the asset management products, in respect of which China Life Wealth Management acts as the manager, according to its needs of asset allocation. All profits and losses derived from the asset management products will be enjoyed and borne by CLI in its capacity as the subscriber, and China Life Wealth Management will charge CLI a management fee for serving as the product manager.

(b)	sale agency services for asset management products: China Life Wealth Management will entrust CLI to act as its agent to sell the asset management products managed by it on normal commercial terms, or receive services in connection with the sale agency from CLI, and pay to CLI the fees directly or indirectly incurred for the sale agency services as permitted by laws and regulations, including the sales commission fee, handling fee, client maintenance fee and intermediary fee.

(c)	other daily transactions permitted by laws and regulations, including but not limited to, mutual provision of services, leasing of assets and provision of information system services.

Pricing and Payment

Pricing of the transactions under the CLI Framework Agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices and in accordance with the following pricing principles:

(a)	asset management services: the specific rate of management fee and the payment method for each transaction shall be determined by the parties after considering the market environment and management method, and shall be stipulated in the specific contract to be entered into between the parties in respect of the particular asset management product.

(b)	sale agency services for asset management products: China Life Wealth Management shall pay to CLI the fees in connection with the sale agency services, including the sales commission fee, client maintenance fee, handling fee and intermediary fee, at such rate and through such payment method as stipulated in the sale agreement, intermediary agreement or the relevant cooperation agreement in respect of the particular asset management product.

(c)	other daily transactions permitted by laws and regulations: the parties shall determine the price with reference to market standards of similar transactions. The payment shall be made in a manner prescribed in the specific agreements to be entered into between the parties.

Term

The CLI Framework Agreement shall take effect upon signing by the parties and end on 31 December 2017. During the term of the CLI Framework Agreement, the parties will from time to time enter into specific agreements in respect of the transactions, which shall be subject to the terms stipulated in the CLI Framework Agreement.

Annual Caps

The Company estimates that the annual caps for the transactions under the CLI Framework Agreement for the three years ending 31 December 2017 will be as follows:

RMB in million

	For the year ending 31 December 2015		For the year ending 31 December 2016	For the year ending 31 December 2017

Management fee payable by CLI for the asset management services	20	(Note 1)	30	50
Fees in connection with the sale agency services payable by China Life Wealth Management, including the sales commission fee, client maintenance fee, handling fee and intermediary fee	10		40	80
Fees for other daily transactions	10		40	80

Total (Note 2)	40		110	210

Note 1:	This includes the management fee in an amount of RMB0.4 million paid by CLI to China Life Wealth Management for the provision of asset management services prior to the execution of the CLI Framework Agreement.
Note 2:	In each particular year, the cap amount for each type of transaction may be adjusted, but the sum of the adjusted cap amounts shall not exceed the total cap amount for that year as set out above.

In determining the above annual caps, the parties have taken into account factors such as the size of asset management products expected to be purchased by CLI and the rate of management fee in relation thereto, the estimated sales volume of asset management products and the rate of transaction fee in relation thereto, and the estimated demand for asset management products and other daily transactions, as well as the expected business growth during the term of the CLI Framework Agreement.

PRICING BASIS AND INTERNAL CONTROL PROCEDURES

With respect to the asset management services, each of the Company, CLIC, CLP&C, CLO and CLI shall pay to China Life Wealth Management the management fee at the rate stipulated in the contract for the particular asset management product, which is based on the average market rate. In general, such average market rate is calculated by reference to the management fees for asset management products of a similar type in the market within one year. The above information may be obtained from Wind Information Co., Ltd, an independent integrated financial data service provider in the PRC, and the Group pays a fee to access such information. Pursuant to the relevant PRC laws and regulations, the contracts for asset management products and the rate of management fee in relation thereto shall be filed with the China Securities Investment Fund Industry Association.

In determining the prices for the sale of asset management products and other daily transactions contemplated under the Company Framework Agreement, the CLP&C Framework Agreement, the CLO Framework Agreement and the CLI Framework Agreement, the business department of the Group usually obtains reference prices from various independent companies offering/purchasing identical or similar services/products. The business department responsible for the sale of asset management products and the purchase of insurance products is the personal insurance sales department. The general operations department and the information and technology department are responsible for the leasing of assets and the provision of information system services, respectively.

In particular, the price for the purchase of insurance products under other daily transactions is determined by the Company and CLP&C with reference to the prices of insurance products of a similar type in the market, and such price equally applies to all purchasers of the insurance products (including China Life Wealth Management). In addition, the rent for the leasing of office space under other daily transactions is determined by the parties with reference to the rents of similar types of office space in the surrounding area as quoted by real estate agents.

Having obtained the reference prices, the business departments of the Group will determine the prices for the relevant transactions. Such prices will then be reported to the internal control and legal departments of the Group. The investment management department will generally conduct periodic checking once a year to ascertain whether the terms of the Company Transactions and the CLIC Group Transactions are comparable to those of the relevant transactions that are conducted by the Group with independent third parties and of the relevant transactions in the market from time to time. The Company considers that the measures and procedures adopted above can ensure that the prices and the terms of the Company Transactions and the CLIC Group Transactions will be no less favourable than those entered into by the Group with independent third parties.

REASONS FOR AND BENEFITS OF THE COMPANY TRANSACTIONS AND THE CLIC GROUP TRANSACTIONS

The provision of asset management services by China Life Wealth Management to the Company will be conducive to the Company’s expansion of its investment channels and the development of its investment business. The sale by the Company of asset management products managed by China Life Wealth Management will diversify the Company’s product portfolio, offer more investment alternatives for its customers, develop new businesses and broaden its income stream during its daily operations, thus creating investment returns for the shareholders of the Company.

The provision of asset management services by China Life Wealth Management to CLIC, CLP&C, CLO and CLI will diversify the investor portfolio of China Life Wealth Investment, and increase the scale of assets under management by China Life Wealth Management, which will in turn increase the management fee income of China Life Wealth Management. In addition, China Life Wealth Management can sell and promote its asset management products via the distribution networks of CLP&C, CLO and CLI.

The Directors (including independent non-executive Directors) are of the view that the Company Transactions and the CLIC Group Transactions are conducted by the Group in its ordinary and usual course of business, on normal commercial terms, are fair and reasonable and in the interests of the Company and its shareholders as a whole, and that the annual caps of the Company Transactions and the CLIC Group Transactions are fair and reasonable.

As each of Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Xu Haifeng, Mr. Miao Jianmin, Mr. Zhang Xiangxian, Mr. Wang Sidong and Mr. Liu Jiade may be regarded as having an interest in the Company Transactions and the CLIC Group Transactions, they have abstained from voting on the resolutions in respect of the Company Transactions and the CLIC Group Transactions at the meeting of the Board.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is therefore a connected person of the Company. AMC is held as to 60% and 40% by the Company and CLIC, respectively, and is therefore a connected subsidiary of the Company. China Life Wealth Management, directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary, is a subsidiary of AMC and also a connected subsidiary of the Company. As such, the Company Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the annual caps of the Company Transactions are more than 0.1% but less than 5%, the Company Transactions are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

As CLIC holds 60% equity interest in CLP&C and also holds the entire equity interests in CLO and CLI, each of CLP&C, CLO and CLI is an associate of CLIC and is therefore a connected person of the Company. As such, the CLIC Group Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. Given that the relevant applicable percentage ratios as set out in the Listing Rules represented by the aggregate annual caps of the CLIC Group Transactions are more than 0.1% but less than 5%, the CLIC Group Transactions are subject to the reporting, announcement and annual review requirements, but are exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

GENERAL INFORMATION

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

China Life Wealth Management was established in November 2014 with a registered capital of RMB200 million, and has obtained the “Certificate of Business Qualification of Asset Management for Specific Clients” issued by the CSRC. Its business scope includes the provision of asset management services for specific clients, and any other businesses permitted by the CSRC.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

CLP&C is principally engaged in insurance business and its business scope includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, reinsurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

CLO is principally engaged in life insurance and personal accident insurance businesses; reinsurance in connection with the life insurance and personal accident insurance businesses; handling businesses for other insurance companies in the capacity as an agent; insurance fund application business permitted under the PRC laws and regulations and other businesses approved by the CIRC.

CLI is principally engaged in the businesses of investment, investment management and asset management. It has completed its qualification registration with respect to equity and real estate investment, and credit risk management with the CIRC.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability, and a non-wholly owned subsidiary of the Company owned as to 60% by the Company and 40% by CLIC

“Board”	the board of directors of the Company

“China Life Wealth Management”	(China Life Wealth Management Company Limited), a company established under the laws of the PRC with limited liability, and an indirect non-wholly owned subsidiary of the Company, directly owned as to 48% by AMC and indirectly owned as to 52% by AMC through its non-wholly owned subsidiary

“CIRC”	China Insurance Regulatory Commission

“CLI”	(China Life Investment Holding Company Limited), a company established under the laws of the PRC with limited liability, and a wholly owned subsidiary of CLIC

“CLI Framework Agreement”	the Framework Agreement in relation to Asset Management Services and Other Daily Transactions ( ) to be entered into between China Life Wealth Management and CLI

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC, and the controlling shareholder of the Company holding approximately 68.37% of the issued share capital of the Company

“CLIC Framework Agreement”	the Framework Agreement in relation to Asset Management Services ( ) to be entered into between China Life Wealth Management and CLIC

“CLIC Group Transactions”	the transactions contemplated under the CLIC Framework Agreement, the CLP&C Framework Agreement, the CLO Framework Agreement and the CLI Framework Agreement

“CLO”	(China Life Insurance (Overseas) Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a wholly-owned subsidiary of CLIC

“CLO Framework Agreement”	the Framework Agreement in relation to Asset Management Services and Other Daily Transactions ( ) to be entered into between China Life Wealth Management and CLO

“CLP&C”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC, and a non-wholly owned subsidiary of CLIC, owned as to 60% by CLIC and 40% by the Company

“CLP&C Framework Agreement”	the Framework Agreement in relation to Asset Management Services and Other Daily Transactions ( ) to be entered into between China Life Wealth Management and CLP&C

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“Company Framework Agreement”	the Framework Agreement in relation to Asset Management Services and Other Daily Transactions ( ) to be entered into between China Life Wealth Management and the Company

“Company Transactions”	the transactions contemplated under the Company Framework Agreement

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“CSRC”	China Securities Regulatory Commission

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 22 December 2015

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong, Liu Jiade
Independent Non-executive Directors:	Anthony Francis Neoh, Chang Tso Tung Stephen,
Huang Yiping, Robinson Drake Pike